

Mail Stop 3561

April 11, 2018

<u>Via E-mail</u>
Tracey I. Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, CO 80202

> **Re: Molson Coors Brewing Company
> Form 10-K for the Year Ended December 31, 2017
> Filed February 14, 2018
> File No. 001-14829**

Dear Ms. Joubert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining